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                                                       Filed by MedImmune, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                        Subject Company: Aviron
                                                  Commission File No. 000-20815


                     MedImmune Completes Aviron Acquisition

Gaithersburg, MD, January 15, 2002 -- MedImmune, Inc. (Nasdaq: MEDI) announced today that it has completed its acquisition of Aviron. MedImmune acquired over 90 percent of the Aviron shares in an exchange offer which closed January 9, 2002. Earlier today, a MedImmune subsidiary merged into Aviron, as a result of which Aviron has become a wholly-owned subsidiary of MedImmune. In the merger, each remaining Aviron share was converted into the right to receive 1.075 MedImmune shares, the same exchange ratio as in the offer.

Aviron is a biopharmaceutical company headquartered in Mountain View, California, focused on prevention of disease through innovative vaccine technologies. The company's product portfolio includes: FluMist(TM), a live virus vaccine delivered as a nasal mist for the prevention of influenza; a live parainfluenza virus type 3 vaccine; a vaccine to prevent Epstein-Barr virus, and a cytomegalovirus vaccine. For more information on Aviron, visit the company's website at www.aviron.com.

MedImmune, Inc. is a fully integrated biotechnology company focused on developing and marketing products that address medical needs in areas such as infectious disease, immune regulation and cancer. Headquartered in Gaithersburg, Maryland, MedImmune has manufacturing facilities in Frederick, Maryland and Nijmegen, the Netherlands. MedImmune markets five products, including:
Synagis(R) (palivizumab), which is marketed for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus in pediatric patients at high risk of RSV disease, which is prominent in the Northern Hemisphere from October through May (see full prescribing information at www.medimmune.com); Ethyol(R), which is marketed for the reduction of both cumulative renal toxicity associated with repeated administration of cisplatin in patients with advanced ovarian cancer or non-small cell lung cancer and moderate to severe xerostomia in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a substantial portion of the parotid (see full prescribing information at www.medimmune.com); and CytoGam(R), which is marketed for the prophylaxis against cytomegalovirus disease associated with transplantation of kidney, lung, liver, pancreas, and heart (see full prescribing information at www.medimmune.com). MedImmune also has six products in various stages of clinical testing for a number of diseases and several more product candidates in preclinical testing. For more information on MedImmune, visit the company's website at www.medimmune.com.

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THIS ANNOUNCEMENT MAY CONTAIN, IN ADDITION TO HISTORICAL INFORMATION, CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS AND ARE BASED ON CERTAIN ASSUMPTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED AS A RESULT OF A NUMBER OF FACTORS, INCLUDING RISKS AND UNCERTAINTIES DISCUSSED IN MEDIMMUNE'S AND AVIRON'S FILINGS WITH THE SEC. MEDIMMUNE AND AVIRON ARE DEVELOPING PRODUCTS FOR POTENTIAL FUTURE MARKETING. THERE CAN BE NO ASSURANCE THAT SUCH DEVELOPMENT EFFORTS WILL SUCCEED, THAT SUCH PRODUCTS WILL RECEIVE REQUIRED REGULATORY CLEARANCE OR THAT, EVEN IF SUCH REGULATORY CLEARANCE WERE RECEIVED, SUCH PRODUCTS WOULD ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THERE CAN BE NO ASSURANCE THAT AVIRON WILL BE INTEGRATED SUCCESSFULLY OR WITHOUT UNANTICIPATED COSTS.

AVIRON STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, SCHEDULE TO, FINAL PROSPECTUS AND OTHER EXCHANGE OFFER DOCUMENTS WHICH HAVE BEEN FILED OR WILL BE FILED BY MEDIMMUNE WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT FILED BY AVIRON WITH THE SEC. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT MEDIMMUNE, AVIRON AND THE TRANSACTION. DOCUMENTS FILED WITH THE SEC ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. DOCUMENTS ARE ALSO AVAILABLE FOR FREE FROM MACKENZIE PARTNERS, INC., 800-322-2885.